UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: February 7, 2012

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Extension of Nord LB Loan Facility

In connection with the purchase of a portfolio of 49 aircraft in October 2011, Fly Leasing Limited (the “Company” or ‘we”) assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) which matures in November 2012 (“Nord LB Facility”). On February 6, 2012, the Company completed an extension of the Nord LB Facility to November 2018. Concurrently with the completion of the portfolio purchase, the Company had paid $25 million to Nord LB to be applied towards repayment of outstanding principal amounts upon the completion of an extension of the facility. This amount will be applied to principal on February 14, 2012. At the beginning of the extension term on November 14, 2012, we will make another principal payment of $15 million. From February 6, 2012 until November 14, 2012, we will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012 (approximately $532 million). In connection with the negotiation of the facility extension, we entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of our subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower on each loan. These loans will generally be cross-collateralized and cross-defaulted.

Interest Rate. The average weighted interest rate on borrowings outstanding under the current Nord LB Facility in respect of loans associated with aircraft with fixed rate leases is 5.855%. The interest rate is one month LIBOR plus 0.25% for loans associated with aircraft with floating rate leases. The weighted average interest rate for the facility was 3.98% as of December 31, 2011. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at an adjustable interest rate equal to one month LIBOR plus 3.30% until the final maturity date on November 14, 2018. We may enter into interest rate swap agreements to mitigate the interest rate fluctuation risk during the extension period.

Payment Terms. Until November 2012, there are monthly scheduled principal payments of approximately $2.3 million per month. Beginning in December 2012:

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We will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest is capitalized.

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Upon the termination or expiration of a lease, no payments are due with respect to the outstanding loan amount for that aircraft until the earlier of (x) six months from the termination or expiration or (y) the date the aircraft is re-leased. Interest during this period is capitalized. If an aircraft remains off-lease after six months, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

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Between February 6, 2012 and the maturity date, in the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition any security deposit amounts that we retain after termination of a lease and any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

Collateral. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the aircraft and the leases, maintenance reserves and other deposits. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Default and Remedies. An event of default with respect to the loan on any aircraft will trigger an event of default on the loans with respect to every other financed aircraft. Events of default under the Nord LB Facility include, among other things:

•	interest or principal is not paid within three business days of its due date,

•	failure to make certain other payments under the Nord LB Facility and such payments are not made within five business days of receiving written notice,

•	failure to comply with certain other covenants, including compliance with required insurance levels and such noncompliance continuing for 30 days after receipt of written notice,

•	any of the aircraft owning entities becoming the subject of insolvency proceedings,

•	any of the aircraft owning entities defaults in respect of obligations in excess of $10,000,000, and the holders of such obligation accelarate or demands repayment of amounts due thereunder.

As of December 31, 2011, there was no default under the Nord LB Facility.

Certain Covenants. The Nord LB Facility does not contain any financial covenants. However, the borrowers in the Nord LB Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Nord LB Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

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Aircraft Dispositions. Our ability to sell aircraft is limited by the terms of the Nord LB Facility. Any aircraft sales require lender consent unless certain conditions are met, including a minimum sales price equal to 100% of appraised value or 107% of the applicable loan amount depending on the type of aircraft to be sold.

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Leases. We cannot waive any lease defaults or terminate any leases without lender consent. In addition, if requested by the lender, we must terminate defaulted leases. Follow-on leases also require lender consent unless certain criteria, including minimum lease rental amounts, are met.

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Other Covenants. The Nord LB Facility contains other customary covenants for the aircraft owning subsidiaries which are the borrowers under the facility, including covenants that restrict the investment and business activities of these entities, maintain the special purpose and bankruptcy remoteness characteristics of these entities, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by these entities, restrict the ability to grant liens or other encumbrances on the financed aircraft, require the maintenance of certain insurance and limit the ability of these entities to consolidate or transfer assets or to enter into certain kinds of contracts, including certain hedging arrangements.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: February 7, 2012	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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